
January 23, 2007

<u>via U.S. mail</u>

Mr. Daniel T. McCoy
President and Chief Executive Officer
Keegan Resources Inc.
1204 – 700 West Pender Street
Vancouver, British Columbia V6C 1G8

> **Re:** **Keegan Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed December 27, 2006**
> **File No. 0-52265**

Dear Mr. McCoy:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Registration Statement on Form 20-F</u>

<u>General</u>

1. We reissue prior comment 3. Provide current disclosure as of the filing date for information such as the identity of your officers and directors. You currently reflect a date that was more than one month prior to filing the amended Form 20-F.

2. We note your response to prior comment 4. However, it appears that you have not eliminated all of the ambiguities. For instance, you retain "As a 'foreign private Keegan', Keegan" at page 12. Please revise accordingly.

Risk Factors, page 9

3.   We note your response to prior comment 8. Revise the new risk factor on page 9 to clarify that your auditor's opinion notes that there is substantial doubt about the Company's ability to continue as a going concern.

The Amount of Capital Necessary to Meet All Environmental Regulations, page 10

4.   We note your response to prior comment 10. Please revise to cross-reference new disclosure elsewhere in your document that addresses in necessary detail the rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. We may have further comments. See Item 4.B.8 of Form 20-F.

Keegan is Dependent on Key Personnel, page 10

5.   The last sentence that you added to this risk factor mitigates the risk you discuss. Instead, please move this text and expand it to provide greater detail, so that as revised it appears later in your document, rather than in the Risk Factors section. Please see prior comment 12.

Business Overview, page 15

6.   We note your response to prior comment 14. However, you fail to discuss in necessary detail how you anticipate funding the various expenditures, programs and plans you reference in the latter portion of "Historical Corporate Development" as well as under "Plan of Operations" and elsewhere. Therefore, we reissue prior comment 14. Disclose how long you can operate with the current funds on hand, and describe your anticipated funding sources. Among other things, we note that you appear to rely upon the exercise of the share purchase options and share purchase warrants for funding.

7.   Moreover, with regard to each agreement, specify in detail your financial obligation, including the timing of all required payments. We may have additional comments upon review of revised disclosure.

Closing Comments

        We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
        K. Hiller

G. Schuler
J. Wynn
T. Levenberg

<u>via facsimile</u>
Al Korelin
(360) 326-1952